UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): July 29, 2011

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[Not Applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On July 29, 2011, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended June 30, 2011. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated July 29, 2011 containing financial information and accompanying discussion for the quarter ended June 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: July 29, 2011

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE Exhibit 99.1

Company: National Bancshares Corporation
OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: July 29, 2011

National Bancshares Corporation Announces Second Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $589,000 for the quarter ended June 30, 2011, an increase of 272.8% from $158,000 for the same period in 2010. Earnings per share were $0.27 and $0.07 for June 30, 2011 and 2010, respectively.

Second Quarter 2011 Business Highlights:

- Net income for the quarter increased 272.8% to $589,000 from $158,000 in 2010.

- Net interest income increased $269,000, or 8.7%. The increase was driven by a $297,000 or 36.3% reduction in interest expense offset by a $28,000 or 0.7% decline in interest income.

- The provision for loan losses decreased 75.6% to $150,000 from $615,000 in the same period in 2010.

- Loans, net of allowance for loan losses increased $12.6 million or 6.6% from $190.7 million as of December 31, 2010 to $203.3 million at the end of the second quarter.

- Total deposits increased $27.4 million or 8.9% from $309.1 million as of December 31, 2010 to $336.5 million as of June 30, 2011.

Year-to-Date 2011 Highlights:

Net income for the first half of 2011 increased 138.6% to $1,076,000 from $451,000 for the same period in 2010. Net income was positively impacted by an increase in net interest income, an increase in noninterest income and a decrease in the provision for loan losses partially offset by an increase in noninterest expense.

Noninterest income for the first half increased $116,000 or 9.4%, to $1,353,000 from $1,237,000 in the same period in 2010.

Noninterest expense for the first half of 2011 was $6,294,000, an increase of 6.1% from $5,931,000 for the same period in 2010. The change was due primarily to an increase in salaries and benefit expense, data processing expense and occupancy expense.

June 30, 2011 Financial Condition:

Total assets increased 6.6% to $398.8 million at the end of the second quarter from $374.1 million at December 31, 2010. Securities available for sale totaled $136.0 million compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $12.6 million to $203.3 million compared to $190.7 million at December 31, 2010. Deposits increased 8.9% to $336.5 million compared to $309.1 million at December 31, 2010. Shareholders' equity increased $1,726,000 or 4.4% from the end of 2010. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $2.9 million compared to $1.9 million as of year-end 2010.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $2,881,000 or from 1.34% of total loans at year-end 2010 to 1.40% at June 30, 2011. The provision for loan losses for the first half of 2011 was $297,000, compared to $1,122,000 for the same period in 2010. Total nonperforming loans decreased to $4.5 million at June 30, 2011 compared to $4.9 million as of year-end 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due 30 through 89 days and still accruing, decreased from $1.3 million at the end of 2010 to $1.2 million as of June 30, 2011. Adversely classified loans, including special mention, doubtful and substandard, decreased from $12.5 million at year-end 2010 to $11.7 million at June 30, 2011. Management believes the allowance for loan losses is adequate as of June 30, 2011.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, Ohio.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data: (dollars in thousands)	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
Cash and cash equivalents	$31,694	$21,285	$12,837	$21,805	$25,975
Securities available for sale	135,926	133,049	138,033	131,799	131,734
Loans, net	203,255	193,610	190,685	195,004	191,078
Deposits	336,528	316,568	309,134	309,296	309,080
Repurchase agreements	8,782	7,658	7,747	6,551	6,980
Federal Home Loan Bank advances	9,000	12,000	15,000	25,000	25,000
Shareholders' equity	40,707	39,719	38,981	40,585	39,977
Total assets	398,787	379,025	374,096	385,108	384,340

Income Statement Data: (dollars in thousands except per share data)	Six months ended		
	Jun 30, 2011	Jun 30, 2010	Change
Interest income	$7,567	$7,878	(3.9) %
Interest expense	1,100	1,665	(33.9) %
Net interest income	6,467	6,213	4.1 %
Provision for loan losses	297	1,122	(73.5) %
Net interest income after provision for loan losses	6,170	5,091	21.2 %
Noninterest income	1,353	1,237	9.4 %
Noninterest expense:			
Salaries and employee benefits	2,949	2,735	7.8 %
Data processing	569	497	14.5 %
Net occupancy	745	598	24.6 %
Professional and consulting fees	326	392	(16.8) %
FDIC assessment	230	266	(13.5) %
Other	1,475	1,443	2.2 %
Total noninterest expense	6,294	5,931	6.1 %
Income before income taxes	1,229	397	209.6 %
Income taxes	153	(54)	383.3 %
Net income	$1,076	$451	138.6 %
Earnings per share, basic and diluted	$0.49	$0.20	145.0 %
Weighted average shares outstanding	2,209,717	2,205,973	

Income Statement Data: (dollars in thousands except per share data)	Three months ended		
	Jun 30, 2011	Jun 30, 2010	Change
Interest income	$3,892	$3,920	(0.7) %
Interest expense	522	819	(36.3) %
Net interest income	3,370	3,101	8.7 %
Provision for loan losses	150	615	(75.6) %
Net interest income after provision for loan losses	3,220	2,486	29.5 %
Noninterest income	621	612	1.5 %
Noninterest expense:			
Salaries and employee benefits	1,455	1,357	7.2 %
Data processing	286	256	11.7 %
Net occupancy	378	304	24.3 %
Professional and consulting fees	176	210	(16.2) %
FDIC assessment	94	145	(35.2) %
Other	759	730	4.0 %
Total noninterest expense	3,148	3,002	4.9 %
Income before income taxes	693	96	621.9 %
Income taxes	104	(62)	267.7 %
Net income	$589	$158	272.8 %
Earnings per share, basic and diluted	$0.27	$0.07	285.7 %
Weighted average shares outstanding	2,209,717	2,205,973	

Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:

(dollars in thousands except per share data)	Jun 2011	Mar 2011	Dec 2010	Sep 2010
Interest income	$3,892	$3,675	$3,704	$3,919
Interest expense	522	578	755	799
Net interest income	3,370	3,097	2,949	3,120
Provision for loan losses	150	147	879	228
Net interest income after provision for loan losses	3,220	2,950	2,070	2,892
Noninterest income	621	732	744	1,209
Noninterest expense	3,148	3,146	2,969	2,947
Income before income taxes	693	536	(155)	1,154
Income taxes	104	49	(163)	288
Net income	$589	$487	$8	$866
Earnings per share				
Basic and diluted	$0.27	$0.22	$0.01	$0.39
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,209,717	2,209,717	2,205,973	2,205,973

	Jun 2010	Mar 2010	Dec 2009	Sep 2009
Interest income	$3,920	$3,958	$4,082	$4,026
Interest expense	819	846	932	954
Net interest income	3,101	3,112	3,150	3,072
Provision for loan losses	615	507	902	576
Net interest income after provision for loan losses	2,486	2,605	2,248	2,496
Noninterest income	612	625	976	595
Noninterest expense	3,002	2,929	2,878	2,806
Income before income taxes	96	301	346	285
Income taxes	(62)	8	31	18
Net income	$158	$293	$315	$267
Earnings per share				
Basic and diluted	$0.07	$0.13	$0.14	$0.12
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,205,973	2,202,721	2,202,368